Earnings Conference Call 3Q24

Disclaimer 2 This presentation contains what are considered “forward-looking statements,” as defined in Section 27A of the 1933 Securities Act and Section 21E of the 1934 Securities Exchange Act, as amended. Some of these forward-looking statements are identified with words such as “believe,” “may,” “could,” “would,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” as well as the negative forms of these words, other terms of similar meaning or the use of future dates. The forward-looking statements include, without limitation, statements related to the declaration or payment of dividends, implementation of the key operational and financial strategies and investment plans, guidance about future operations and factors or trends that influence the financial situation, liquidity or operational results. Such statements reflect the current view of the management and are subject to diverse risks and uncertainties. These are qualified in accordance with the inherent risks and uncertainties involving future expectations in general, and actual results could differ materially from those currently anticipated due to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on diverse assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any such forward-looking statements as a result of new information, future events or otherwise, except as expressly required by law. All forward-looking statements in this presentation are covered in their entirety by this disclaimer. In addition, this presentation contains some financial indicators that are not recognized by the BR GAAP or IFRS. These indicators do not have a standard meaning and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measurements of Suzano's performance; they should not be considered separately or as a replacement for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS.

HIGHLIGHTS

EBITDA benefited by FX, higher sales volume across all businesses and strong performance of the new Ribas do Rio Pardo Unit suzano 100 YEARS

Sales Volume

Pulp:
2.6 million tons
(vs. 2.5 million tons 2Q24 and 2.5 million tons 3Q23)

Paper and packaging[1]:
295 thousand tons
(vs. 270 thousand tons 2Q24 and 272 thousand tons 3Q23)

Pulp Inventory:
Operational adjustment post-Ribas completed

Operating Performance

Adjusted EBITDA:
R$6.5 bn
(vs. R$6.3 billion 2Q24 and R$3.7 billion 3Q23)

Operating Cash Generation[2]:
R$4.4 bn
(vs. R$4.5 billion 2Q24 and R$1.9 billion 3Q23)

Cash cost ex-downtimes:
R$863/t
(vs. R$828/t 2Q24 and R$861/t 3Q23)

Financial Management

Liquidity[3]:
US$5.7 bn
(vs. US$6.4 billion 2Q24 and US$6.3 billion 3Q23)

Net debt:
US$12.9 bn
(vs. US$12.0 billion 2Q24 and US$11.5 billion 3Q23)

Leverage[4]:
3.1x in US$
(vs. 3.2x in 2Q24 and 2.7x in 3Q23)

[1] Excluding Consumer Goods. | [2] Operating Cash Generation = Adjusted EBITDA less Sustaining Capex. | [3] Considers Finnvera and IFC credit line. | [4] Net Debt / Adjusted EBITDA in the last twelve months.

3

2,182 732 409 1,141 176 178 200 96 92 95 272 270 295 Paper Sales¹ (‘000 tons) Average Net Price (R$/ton) 4 3Q23 2Q24 3Q24 LTM 3Q243Q23 2Q24 3Q24 Paper Adjusted EBITDA and EBITDA Margin² R$ MM R$/ton Margin % PAPER AND PACKAGING BUSINESS Strong commercial and logistics execution drives volumes and EBITDA growth in the quarter 1 Excluding Consumer Goods. | ² Excluding impact of Management LTI; 3Q23: -R$64/ton; 4Q23: -R$16/ton; 1Q24: -R$49/ton; 2Q24: -R$5/ton; 3Q24: - R$15/ton; LTM 3Q24: -R$21/ton. LTM 3Q24 LTM 3Q243Q23 4Q23 1Q24 3Q24 Exports Domestic 6,215 5,824 5,985 1,912 2,394 1,806 1,832 1,976 2,038 651 577 468 534 601 39% 5,832 31% 32% 34% 33% 2Q24 34%

10,342 2,912 5,537 5,697 1,172 2,176 2,162 18,893 1,827 PULP BUSINESS 3Q23 2Q24 3Q24 LTM 3Q24 3Q23 2Q24 3Q24 LTM 3Q24 Average FX R$4.88 R$5.21 R$5.55 R$5.17 Results sustained by initial sales from the Ribas mill and FX 5 R$ MM R$/ton Margin % 3Q23 2Q24 3Q24 US$ BRL 44% 60% 58% 55% LTM 3Q24 Sales Volume (‘000 tons) Average Net Price – Export Market ($/tons) Adjusted EBITDA and EBITDA Margin (%) 547 701 670 3,322 641 2,671 3,657 3,718 2,486 2,545 2,636

180 351 185 364 364 347 (34) 3Q23 (17) Wood Input 5 Fixed Cost 1 Energy 19 FX (33) 3Q24 861 863 (6) 0% 189 337 364 333 347 (31) 2Q24 14 Wood 18 Input (4) Fixed Cost (2) Energy 9 FX (33) 3Q24 828 863 185 +4% PULP BUSINESS Pulp Cash Cost – 3Q24 vs. 2Q24 (ex-downtimes – R$/ton) Pulp Cash Cost – 3Q24 vs. 3Q23 (ex-downtimes – R$/ton) 6 Non-recurring increase in inputs and wood, in addition to FX pressure Commodity price effect: -R$3/ton Commodity price effect: -R$21/ton Δ Δ Δ Δ Δ Δ Δ Δ Wood Input Fixed Cost Energy FX

RIBAS DO RIO PARDO UNIT High efficiency in performance on the learning curve is already leading to a reduction in consolidated cash cost 863 43 25 932 3Q24 Start-up Ribas Downtimes effect Cash Cost (ex- downtime) Cash cost with downtimes (R$/ton) Learning curve progress Total capex timeline (R$ billion) 4.00.1 0.7 7.4 8.5 4.6 0.9 2020 2021 2022 2023 2024 2025 Actual Expected Non-recurring effect 71% 89% 98% 100% 80% 3Q24 4Q24 1Q25 2Q25 Expected progress Actual progress Expected conclusion: 9 months 100 103 106 105 119 111 96 Jun-24 Jul-24 Aug-24 Sep-24 Cash cost performance – ex-downtime (100 basis) Consolidated cash cost Cash cost Ribas 3Q24

(11,974) Net Debt Jun. 2024 508 Capital for Allocation¹ (391) Capex ex- maintenance² 60 Derivative cash adjustments (11,797) Pro-forma Set. 2024 (634) (450) Share buyback (12,881) Net Debt Set. 2024 2.6 3.5 3.2 2.7 3.2 3.1 2.8 3.2 0.1 1.5 1.5 1.6 1.5 1.3 1.2 5.7 9.9 Net Debt (US$ million) 8 Jun/24Set/23 Set/24 1 Adjusted EBITDA (-) maintenance capex, (+/-) working capital, (-) accrued net interest, (-) income taxes, among others. | 2 Do not include forestry assets and Lenzing. | 3Finnvera and IFC credit lines. | 4Considers the portion of debt with currency swaps for foreign currency. | 5Forestry assets acquisition from BTG and minority stake acquisition on Lenzing as per Material Facts of July 31 and August 30, respectively. Stand-by facilities Leverage (Net debt/EBITDA LTM) Liquidity 3M24 2025 2026 2027 2029 onwards 2028 Finnvera e IFC3 FINANCIAL MANAGEMENT Deleveraging and net debt shaped by strategic capital allocation initiatives 63% 51% 62% 82% 67% 77% Pro-forma in US$ (ex-closing and Share buyback) Closing: forestry assets and Lenzing5 In R$ In US$ Average Cost (in US$): 4.9% p.a. Average Term: 77 months Amortization Schedule² (US$ billion) Cash on hand (24% in US$) % of debt in fixed rate (US$)4

Investor Day 2024 SP 12.12.24 C-Level presentation + Q&A MS 12.13.24 SITE VISIT (Ribas do Rio Pardo) Takeaways 9 o Execution and financial risks of our largest investment cycle ever are behind us, kicking off a new cycle of stronger competitiveness and cash generation o Increased resilience in any price scenario o Business strategy progress with the closing of forestry assets deal, Lenzing and Suzano Packaging US¹ ¹US based company with assets acquired from Pactiv Evergreen (Pine Bluff and Waynesville)

Q&A 3Q24 Investor Relations ir.suzano.com.br ri@suzano.com.br